UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ________ to

Commission file number 1-6659

A. Full title of the Plan:

AQUA AMERICA, INC.
EMPLOYEES 401(k)
SAVINGS PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

AQUA AMERICA, INC.
(formerly PHILADELPHIA SUBURBAN CORPORATION)
762 W. LANCASTER AVENUE
BRYN MAWR, PA 19010

AQUA AMERICA, INC.
EMPLOYEES 401(k) SAVINGS PLAN AND TRUST

The following audited financial statements are included with this report:

Financial Statements and Supplemental Schedules as of December 31, 2003 and 2002

	Exhibit	Page

23.1	Consent of Beard Miller Company LLP	4
23.2	Consent of PricewaterhouseCoopers LLP	5
99.1	Financial Statements and Supplemental Schedules as of December 31, 2003 and 2002	6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Aqua America, Inc. has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Aqua America, Inc.
Employees 401(K) Savings Plan and Trust

Plan Sponsor:		Date

	/s/ Roy H. Stahl	06/23/04

Roy H. Stahl
Executive Vice President and General Counsel
Aqua America, Inc.